Exhibit 99.1

PROPOSAL 3 —APPROVAL OF AMENDMENT AND RESTATEMENT OF OUR 2015 STOCK INCENTIVE PLAN

On March 22, 2018, our Board of Directors adopted, subject to stockholder approval, an amendment to and restatement of our 2015 Stock Incentive Plan (the “2015 Plan”, and as amended and restated, the “Amended and Restated 2015 Plan”). As described more fully below, the Amended and Restated 2015 Plan would, among other things, reserve an additional 8,200,000 new shares for issuance under the plan.

On March 19, 2015, our Board of Directors adopted the 2015 Plan, which was approved by our stockholders at the June 2, 2015 annual meeting of stockholders. Under our 2015 Plan, 6,900,000 new shares of common stock were reserved for issuance, plus up to 1,716,000 shares of common stock that remained available for issuance under the previously approved 2006 Stock Incentive Plan, as amended (the “2006 Plan”) immediately prior to the effectiveness of the 2015 Plan, which rolled over and became available for issuance under the 2015 Plan, and up to 9,331,347 shares of common stock subject to awards that were issued and outstanding under the 2006 Plan at the time the 2015 Plan became effective, solely to the extent such awards expire, terminate, are surrendered, cancelled or forfeited. The 2015 Plan replaced the 2006 Plan, as a result of which the 2006 Plan terminated and no further awards could be granted under the 2006 Plan, however, all then outstanding awards under the 2006 Plan remained in effect and subject to the 2006 Plan’s terms.

As of March 31, 2018, options to purchase an aggregate of 14,555,940 shares of common stock were outstanding with a weighted average exercise price of $5.57 and a weighted average remaining contractual life of 6.9 years. The number of options outstanding includes options awarded under our 2006 Plan and 2015 Plan, as well as options to purchase 130,000 shares of common stock that were granted outside of these plans as a material inducement to employment pursuant to a NASDAQ exception to the shareholder plan approval requirements. As of March 31, 2018, no restricted stock awards, restricted stock units or stock appreciation rights were outstanding under all equity incentive plans in aggregate.

As of March 31, 2018 there were 2,347,529 shares available to be granted under the 2015 Plan.

On March 22, 2018, upon the recommendation of the Compensation Committee our Board of Directors adopted, subject to stockholder approval, the Amended and Restated 2015 Plan. If approved by our stockholders, the Amended and Restated 2015 Plan would, among other things:

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Increase the Aggregate Share Limit. The Amended and Restated 2015 Plan increases the limit on the aggregate number of shares of our common stock that may be issued pursuant to all awards granted under the 2015 Plan by 8,200,000 shares (subject to adjustment in the event of stock splits and other similar events).

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Update Provisions Regarding Performance Awards. The Amended and Restated 2015 Plan modifies plan provisions regarding performance awards to retain a broad ability for the Board of Directors to grant performance awards, while eliminating plan provisions applicable to such awards that were intended to comply with the requirements of former Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”) that are no longer relevant due to elimination of the “performance-based compensation” exception to the deduction limitation of Section 162(m) pursuant to tax legislation enacted in 2017 commonly known as the Tax Cuts and Jobs Act. The Amended and Restated 2015 Plan also removes references in other sections of the Amended and Restated 2015 Plan related to compliance with Section 162(m) that have become obsolete for the Company following the Tax Cuts and Jobs Act.

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Implement a New Limit on Awards to Non-Employee Directors. The Amended and Restated 2015 Plan revises the limit on awards to non-employee directors to limit the maximum value of stock and cash awards they may receive in any fiscal year to $625,000.

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Prohibit Reload SARs and Dividend Equivalents with Respect to SARs. The Amended and Restated 2015 Plan eliminates the ability of the Company to grant “Reload SARs” (SARs containing provisions for automatic grant of additional SARs in connection with exercise of a SAR) and prohibits the payment or accrual of dividend equivalents with respect to SARs.

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Subject Awards to Any Future Clawback Policy Adopted by the Company. The Amended and Restated 2015 Plan stipulates that all awards granted under it are subject to any clawback policy the Company may adopt at any time.

The Amended and Restated 2015 Plan is intended to be a broad-based plan that allows for the issuance of equity awards within our organization. Approximately 70 employees, or about 97% of our employee population, currently participate in our equity incentive compensation programs. In addition, our non-employee directors, consultants and advisors are eligible to participate in our equity incentive compensation programs however, we currently do not have any consultants or advisors participating in the 2015 Plan. The Board of Directors believes that approving the Amended and Restated 2015 Plan is appropriate and in the best interests of stockholders given the highly competitive environment in which we recruit and retain employees, the burn rate of our peers and our historical rate of issuing equity awards. Our Board of Directors and management will carefully consider all proposed grants under the Amended and Restated 2015 Plan.

In developing our share request for the Amended and Restated 2015 Plan and analyzing the impact of utilizing equity on our shareholders, we considered our “burn rate” and “overhang.”

Burn rate provides a measure of the potential dilutive impact of our annual equity award program. Set forth below is a table that reflects our historical awards granted for the 2015 through 2017 period and the corresponding burn rate.

Fiscal Year	Options Granted	Basic Weighted Average Number of Common Shares Outstanding	Gross Burn Rate (1)
2017	3,054,515	137,179,627	2.23%
2016	2,405,593	136,667,072	1.76%
2015	212,800	125,591,883	0.17%
Three-Year Average			1.39%

(1)	“Gross Burn Rate” is defined as the number of shares of common stock underlying options granted in the year divided by the basic weighted average number of shares of common stock outstanding.

Overhang is a measure of potential dilution and is defined as the sum of (i) the total number of shares underlying all equity awards outstanding and (ii) the total number of shares available for future award grants, divided by: the sum of (a) the total number of shares underlying all equity awards outstanding, (b) the total number of shares available for future award grants and (c) the basic weighted average common shares outstanding for the most recently completed fiscal year. Our overhang at December 31, 2017 was 11.46%. After giving effect to the proposed adoption of the Amended and Restated 2015 Plan, total overhang would have been 15.91% at December 31, 2017.

Summary of the Amended and Restated 2015 Stock Incentive Plan

The following summary of the Amended and Restated 2015 Plan is qualified in its entirety by reference to the full text of the Amended and Restated 2015 Plan, as proposed, which is attached as Appendix A to this Proxy Statement. In addition, a copy of the Amended and Restated 2015 Plan, as proposed, may be obtained by making a written request to our Corporate Secretary at Achillion Pharmaceuticals, Inc., 300 George Street, New Haven, Connecticut 06511. References to the Board of Directors in this summary shall include the Compensation Committee of the Board of Directors or any similar committee appointed by the Board of Directors to administer the Amended and Restated 2015 Plan.

Types of Awards; Shares Available for Issuance

The Amended and Restated 2015 Plan allows for the issuance of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, SARs, restricted stock awards, RSUs and other stock-based awards. We refer to these securities as “Awards.”

The Amended and Restated 2015 Plan would allow for the issuance of 18,011,357 shares of common stock, plus up to 7,095,612 shares subject to awards granted under the 2006 Plan to the extent that such awards expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right.

All of the foregoing share numbers are subject, in the case of incentive stock options, to any limitations under the Code, and are also subject to adjustment upon stock splits, stock dividends, and other specified events. Certain sub-limitations apply to the shares available for issuance under the Amended and Restated 2015 Plan. The maximum number of shares with respect to which Awards may be granted to any participant under the Amended and Restated 2015 Plan may not exceed 1,500,000 shares per fiscal year (subject to adjustment upon stock splits, stock dividends, and other specified events). The maximum value (calculated based on grant date fair value for financial reporting purposes) of shares of common stock subject to Awards granted in any fiscal year to any individual non-employee director, together with the amount of any cash payments made to such non-employee director during such fiscal year, may not exceed $625,000.

Subject to adjustment in the event of stock splits, stock dividends or other specified events, any Award that is not a full-value award will be counted against the share limits specified in the Amended and Restated 2015 Plan and the sub-limitations described above related to grants to non-employee directors as 1.2 shares for each one share of common stock subject to such full-value award. A “full-value award” is any Award of restricted stock, RSUs or other stock-based award with a per share price or per unit purchase price lower than 100% of fair market value on the date of grant. To the extent a share that was subject to an Award that counted as one share is returned to the Amended and Restated 2015 Plan, each applicable share reserve will be credited with one share. To the extent that a share that was subject to an Award that counts as 1.2 shares is returned to the Amended and Restated 2015 Plan, each applicable share reserve will be credited with 1.2 shares.

For purposes of counting the number of shares available for grant under the Amended and Restated 2015 Plan and the sub-limitations described above:

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All shares of common stock covered by SARs will be counted against the number of shares available for grant under the Amended and Restated 2015 Plan and the sub-limitations described above. However, if a SAR is granted in tandem with an option for the same number of shares of common stock and the grant provides that only one such Award may be exercised, only the shares covered by the option will be counted, and the expiration of one in connection with the other’s exercise will not restore shares to the Amended and Restated 2015 Plan.

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If any Award (i) expires or is terminated, surrendered or cancelled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of common stock subject to such Award being repurchased by us at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any common stock not being issued (including as a result of a SAR that was settleable either in cash or in stock actually being settled in cash), the unused common stock covered by such Award will be added back to the number of shares available for the future grant of Awards.

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Shares of common stock delivered to us by a participant to (i) purchase shares of common stock upon the exercise of an Award or (ii) satisfy tax withholding obligations with respect to any Award (including shares retained from the Award creating the tax obligation) will not be added back to the number of shares available for the future grant of Awards.

•	Shares of common stock repurchased by us on the open market using the proceeds from the exercise of an Award will not increase the number of shares available for future grant of Awards.

Substitute Awards granted under the Amended and Restated 2015 Plan in connection with a merger or consolidation of an entity with us or the acquisition by us of property or stock of an entity will not count against the overall share limits and sub-limitations described above, except as required by reason of Section 422 and related provisions of the Code.

Shares issued under the Amended and Restated 2015 Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

Description of Awards

Options. An option is an award where the recipient receives the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Only our employees may receive “incentive stock options” as defined in Section 422 of the Code. An option that is not intended to be an incentive stock option is a “nonstatutory stock option.” Our Board of Directors establishes the exercise price of each option or the formula by which such exercise price will be determined. The exercise price will be specified in the applicable option agreement. Options may not be granted at an exercise price less than 100% of the fair market value of our common stock on the effective date of grant. Each option will be exercisable at such times and subject to such terms and conditions as the Board of Directors specifies in the applicable option agreement. However, no option will be granted under the Amended and Restated 2015 Plan with a term in excess of 10 years. The Amended and Restated 2015 Plan permits the following forms of payment of the exercise price of an option: (i) payment by cash, check or, except as may otherwise be provided in the applicable option agreement or approved by our Board of Directors, in connection with a “cashless exercise” through a broker; (ii) to the extent provided in the applicable option agreement or approved by our Board of Directors, and subject to certain conditions, by surrender to us of shares of our common stock owned by the participant valued at their fair market value; (iii) to the extent provided in an applicable nonstatutory stock option agreement or approved by our Board of Directors, and subject to certain conditions, by delivery of a notice of “net exercise” as a result of which we will retain shares of common stock otherwise issuable pursuant to the stock option; (iv) to the extent provided in the applicable option agreement or approved by our Board of Directors, by any other lawful means, or (v) by any combination of these forms of payment.

Stock Appreciation Rights. A SAR is an award entitling the holder, upon exercise, to receive an amount in common stock or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of common stock. SARs may be granted independently or in tandem with options granted under the Amended and Restated 2015 Plan. When a SAR is granted in tandem with a stock option, the SAR will be exercisable only at such time or times, and to the extent that the related stock option is exercisable (except to the extent designated by our Board of Directors in connection with an acquisition or change in control event) and will be transferable only with the related option. The Amended and Restated 2015 Plan provides that the grant price or exercise price of a SAR may not be less than 100% of the fair market value per share of our common stock on the effective date of grant and that SARs granted under the Amended and Restated 2015 Plan may not have a term in excess of 10 years.

No Repricings of Options or SARs; Other Limitations. With respect to options and SARS, unless such action is approved by stockholders or permitted under the terms of the Amended and Restated 2015 Plan in connection with certain changes in capitalization and change in control events, we may not (i) amend any outstanding option or SAR granted under the Amended and Restated 2015 Plan to provide an exercise price or grant price per share that is lower than the then-current exercise price or grant price per share of such outstanding option or SAR, (ii) cancel any outstanding option or SAR (whether or not granted under the Amended and Restated 2015 Plan) and grant in substitution therefor new Awards under the Amended and Restated 2015 Plan (other than certain Awards granted in connection with our merger or consolidation with, or acquisition of, another entity, covering the same or a different number of shares of common stock and having an exercise price or grant price per share lower than the then-current exercise price per share of the canceled option or SAR, (iii) cancel in exchange for a cash payment any outstanding option or SAR with an exercise price or grant price per share above the then-current fair market value of our common stock, or (iv) take any other action under the Amended and Restated 2015 Plan that constitutes a “repricing” within the meaning of the rules of the Nasdaq Stock Market. No option or SAR granted under the Amended and Restated 2015 Plan shall contain any provision entitling the grantee to the automatic grant of additional options or SARs in connection with any exercise of the original option or SAR or provide for the payment or accrual of dividend equivalents.

Restricted Stock Awards. We may issue Awards entitling recipients to acquire shares of our common stock subject to our right to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board of Directors in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. We refer to these Awards as Restricted Stock. Unless otherwise provided in the applicable Award agreement, any dividend declared and paid by us with respect to a share of Restricted Stock shall be paid to the participant (without interest) only if and when such shares of Restricted Stock become free from any applicable restrictions on transferability and forfeitability.

Restricted Stock Unit Awards. Instead of granting Awards for Restricted Stock, we may grant Awards entitling the recipient to receive shares of our common stock (or cash equal to the fair market value of such shares) to be delivered at a future date on or after such Award vests. We refer to these Awards as RSUs. A participant has no voting rights with respect to any RSUs. To the extent provided by our Board of Directors in its sole discretion, a grant of RSUs may provide the participant with a right to receive dividend equivalents, which may be settled in cash and/or shares of our common stock and shall be subject to the same restrictions on transfer and forfeitability as the underlying RSUs.

Other Stock-Based Awards. Under the Amended and Restated 2015 Plan, our Board of Directors may grant other Awards that are based upon our common stock or other property having such terms and conditions as the Board of Directors may determine including the grant of shares based upon certain conditions, the grant of Awards that are valued in whole or in part by reference to, or otherwise based on, shares of our common stock, and the grant of Awards entitling recipients to receive shares of our common stock to be delivered in the future. We refer to these types of Awards as Other Stock-Based Awards. Other Stock-Based Awards may be available as a form of payment in the settlement of other Awards granted under the Amended and Restated 2015 Plan or as payment in lieu of compensation to which a participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of our common stock or cash, as our Board of Directors determines.

Performance Awards. In addition, Restricted Stock, RSUs and Other Stock-Based Awards under the Amended and Restated 2015 Plan may be made subject to the achievement of performance goals. We refer to these types of Awards as “Performance Awards.” With respect to any Performance Awards, the Board shall specify that the degree of granting, vesting or payout will be subject to the achievement of one or more objective performance measures established by the Board. Such performance measures may be based on the relative or absolute attainment of specified levels of any performance measures the Board may determine, including (but not limited to) one or any combination of the following, which may be determined pursuant to generally accepted accounting principles (“GAAP”) or on a non-GAAP basis, as determined by the Board: (i) the entry into an arrangement or agreement with a third party for the development, commercialization, marketing or distribution of products, services or technologies, or for conducting a research program to discover and develop a product, service or technology, and/or the achievement of milestones under such arrangement or agreement, including events that trigger an obligation or payment right; (ii) achievement of domestic and international regulatory milestones, including the submission of filings required to advance products, services and technologies in clinical development and the achievement of approvals by regulatory authorities relating to the commercialization of products, services and technologies; (iii) the achievement of discovery, preclinical and clinical stage scientific objectives, discoveries or inventions for products, services and technologies under research and development; (iv) the entry into or completion of a phase of clinical development for any product, service or technology, such as the entry into or completion of phase 1, 2 and/or 3 clinical trials; (v) the consummation of debt or equity financing transactions, or acquisitions of business, technologies and assets; (vi) new product or service releases; (vii) the achievement of qualitative or quantitative performance measures set forth in operating plans approved by the Board from time to time; and/or (viii) specified levels of product sales, net income, earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, operating profit before or after discontinued operations and/or taxes, sales, sales growth, earnings growth, cash flow or cash position, gross margins, stock price, market share, return on sales, assets, equity or investment, improvement of financial ratings and (ix) achievement of balance sheet or income statement objectives or total stockholder return. Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The Board may specify that such performance measures will be adjusted to exclude any one or more of the following: (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles or tax laws, (iv) the writedown of any asset, (v) fluctuation in foreign currency exchange rates, and (vi) charges for restructuring and rationalization programs. Such performance measures: (x) may vary by participant and may be different for different Awards; and (y) may be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works and may cover such period as may be specified by the Board. Any Performance Award may be based on these or such other performance measures, may be subject to these or other adjustments, and may be set at the time, in each case, as the Board may determine.

Eligibility to Receive Awards. All of our employees, officers and directors, as well as our consultants and advisors, are eligible to be granted Awards under the Amended and Restated 2015 Plan. As of March 31, 2018, approximately 78 individuals, including our employees, four executive officers and eight non-employee directors, were eligible to receive awards under the Amended and Restated 2015 Plan. Awards under the Amended and Restated 2015 Plan are discretionary, and we cannot now determine the number or type of awards that would have been granted for the 2017 fiscal year or that may be granted in the future to any particular person or group. On March 29, 2018, the last reported sale price of our common stock on the Nasdaq Global Market was $3.71 per share. Based solely on the last reported sale price of our common stock on the Nasdaq Global Market on March 29, 2018, and the maximum number of shares that would have been available for awards as of March 31, 2018 taking into account the proposed increase described herein, the maximum aggregate market value of the common stock that could potentially be issued under the Amended and Restated 2015 Plan is $92,651,570.

Transferability of Awards. Except as the Board of Directors may otherwise determine or provide in an Award in connection with certain gratuitous transfers, Awards cannot be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, Awards are only exercisable by the participant.

Administration

Our Board of Directors administers the Amended and Restated 2015 Plan and is authorized to adopt, alter and repeal the administrative rules, guidelines and practices relating to the Amended and Restated 2015 Plan and to interpret the provisions of the Amended and Restated 2015 Plan and any Award documentation and remedy any ambiguities, omissions or inconsistencies therein. Pursuant to the terms of the Amended and Restated 2015 Plan, our Board of Directors may delegate authority under the Amended and Restated 2015 Plan to one or more committees or subcommittees of our Board of Directors. To the extent permitted by applicable law, our Board of Directors may delegate to one or more of our officers the power to grant Awards to our employees or non-executive officers and to exercise such other powers under the Amended and Restated 2015 Plan as the Board of Directors may determine, provided that the Board of Directors shall fix the terms of the Awards to be granted by such officers, the maximum number of shares subject to Awards that the officers may grant, and the time period in which such Awards may be granted. No officer shall be authorized to grant Awards to any of our executive officers. Awards to non-employee directors will only be granted and administered by a committee, all the members of which are independent as defined by Section 5606(a)(2) of the Nasdaq Marketplace Rules.

The Board of Directors may at any time provide that any Award shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

All actions and decisions by the Board of Directors with respect to the Amended and Restated 2015 Plan and any Awards shall be made in the Board of Director’s discretion and shall be final and binding on all persons having or claiming any interest in the Amended and Restated 2015 Plan or in any Award.

No director, officer, other employee or agent acting pursuant to authority delegated by the Board of Directors shall be liable for any action or determination relating to or under the Amended and Restated 2015 Plan. We will indemnify and hold harmless each director, officer, other employee or agent to whom any duty or power relating to the administration or interpretation of the Amended and Restated 2015 Plan has been or will be delegated against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board of Director’s approval) arising out of any act or omission to act concerning the Amended and Restated 2015 Plan unless arising out of such person’s own fraud or bad faith.

Provisions for Foreign Participants. The Board of Directors may modify Awards or options granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Amended and Restated 2015 Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of common stock other than an ordinary cash dividend, (i) the number and class of securities available under the Amended and Restated 2015 Plan, (ii) the share counting rules and sublimits set forth in the Amended and Restated 2015 Plan, (iii) the number and class of securities and exercise price per share of each outstanding option, (iv) the share and per-share provisions and the grant price of each outstanding SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Award of Restricted Stock, and (vi) the share and per-share-related provisions and the purchase price, if any, of each outstanding RSU and each Other Stock-Based Award, shall be equitably adjusted by us (or substituted Awards may be made, if applicable) in the manner determined by our Board of Directors.

Without limiting the generality of the foregoing, in the event we effect a split of our common stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then a participant who exercises an option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of common stock acquired upon such option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

Consequences of a Merger or Other Reorganization Event. In connection with a merger or other reorganization event, our Board of Directors may take any one or more of the following actions as to all (or any portion of) outstanding Awards other than Restricted Stock on such terms as the Board of Directors determines (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between us and the participant):

•	provide that such Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

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upon written notice to a participant, provide that the participant’s unexercised and/or unvested Awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice;

•	provide that outstanding Awards shall become exercisable, realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such reorganization event;

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in the event of a reorganization event under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each Award held by a participant equal to (i) the number of shares of common stock subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (B) the excess, if any, of (x) the price per share paid to common stockholders over (y) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award;

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provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); and

•	any combination of the foregoing.

The Amended and Restated 2015 Plan also contains special rules related to the treatment of RSUs that are subject to Section 409A in connection with a reorganization event.

Upon the occurrence of a reorganization event other than a liquidation or dissolution of us, our repurchase and other rights with respect to outstanding Restricted Stock shall inure to the benefit of our successor and shall, unless the Board of Directors determines otherwise, apply to the cash, securities or other property which the common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such Restricted Stock; provided, however, that the Board of Directors may either provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Stock or any other agreement between a participant and us, either initially or by amendment, or provide for forfeiture of such Restricted Stock if issued at no cost. Upon the occurrence of a reorganization event involving our liquidation or dissolution, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock or any other agreement between a participant and us, all restrictions and conditions on all Restricted Stock then outstanding shall automatically be deemed terminated or satisfied.

Clawback Policy. A participant agrees to be bound by any clawback policy that the Company has in effect or may adopt in the future in accepting an Award under the Amended and Restated 2015 Plan with respect to such Award.

Amendment or Termination. Our Board of Directors may amend, modify or terminate any outstanding Award, including but not limited to, substituting another Award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonstatutory stock option, provided that the participant’s consent to such action shall be required unless (i) the Board of Directors determines that the action, taking into account any related action, does not materially and adversely affect the participant’s rights under the Amended and Restated 2015 Plan or (ii) that the change is permitted in connection with a change in capitalization or reorganization event.

Our Board of Directors may amend, suspend or terminate the Amended and Restated 2015 Plan or any portion thereof at any time provided that (i) no amendment that would require stockholder approval under Nasdaq rules may be made effective unless and until our stockholders approve such amendment; and (ii) from and after the effective date of an amendment to the Nasdaq corporate governance rules to no longer require stockholder approval of material amendments to equity compensation plans, no amendment to the Amended and Restated 2015 Plan (A) materially increasing the number of shares authorized under the Amended and Restated 2015 Plan (other than in connection with stock splits, stock dividends or other specified events), (B) expanding the types of Awards that may be granted under the Amended and Restated 2015 Plan, or (C) materially expanding the class of participants eligible to participate in the Amended and Restated 2015 Plan, shall become effective until stockholder approval is obtained.

Effective Date and Term of the Amended and Restated 2015 Plan

The Amended and Restated 2015 Plan will become effective on the date the plan is approved by our stockholders. No Awards will be granted under the Amended and Restated 2015 Plan after the completion of 10 years from the effective date, but Awards previously granted may extend beyond that date.

Plan Benefits

Because the grant of awards under the Amended and Restated 2015 Plan is within the discretion of our Board of Directors, we cannot determine the dollar value or number of shares of common stock that will in the future be received by or allocated to any participant in the Amended and Restated 2015 Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the Amended and Restated 2015 Plan, the following table provides information concerning the benefits that were received by the following persons and groups during fiscal year 2017: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all current employees who are not executive officers, as a group.

Name and Position	Weighted- Average Exercise Price ($)	Option Awards (#)
Milind Deshpande, Ph.D.	$4.11	458,000
Director and Chief Executive Officer
Mary Kay Fenton,	$4.11	165,000
Executive Vice President, Chief Financial Officer and Treasurer
Martha Manning	$4.11	135,000
Executive Vice President, General Counsel and Corporate Secretary
Joseph Truitt,	$4.11	185,000
President and Chief Operating Officer
David Apelian, M.D., Ph.D.	$4.11	185,000
Former Executive Vice President and Chief Medical Officer
Joel Barrish, Ph.D.	$4.11	185,000
Former Executive Vice President and Chief Scientific Officer
All current executive officers, as a group(1)	$4.11	943,000
All current directors who are not executive officers, as a group	$4.09	240,000
All current employees who are not executive officers, as a group	$4.06	1,091,705

(1)	Excludes Drs. Barrish and Apelian who ceased to be executive officers and employees of the Company as of July 14, 2017 and December 28, 2017, respectively.

Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences that generally will arise with respect to Awards granted under the Amended and Restated 2015 Plan. This summary is based on the federal tax laws in effect as of the date of this Proxy Statement. In addition, this summary assumes that all Awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options. A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by us or our corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under “Nonstatutory Stock Options.” The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Nonstatutory Stock Options. A participant will not have income upon the grant of a nonstatutory stock option. A participant will have compensation income upon the exercise of a nonstatutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights. A participant will not have income upon the grant of a SAR. A participant generally will recognize compensation income upon the exercise of a SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant (an “83(b) election”). If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

RSUs. A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make an 83(b) election with respect to a restricted stock unit award. When the restricted stock unit vests, the participant will have income on the vesting date in an amount equal to the fair market value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock Unit Awards. The tax consequences associated with any Other Stock Unit Award granted under the 2006 Plan will vary depending on the specific terms of such Award. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award and the participant’s holding period and tax basis for the award or underlying common stock.

Tax Consequences to Achillion. There will be no tax consequences to us except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Board Recommendation

The Board of Directors believes that adoption of our Amended and Restated 2015 Stock Incentive Plan is in the best interests of Achillion and the best interests of our stockholders, and therefore, recommends a vote FOR this proposal.